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                             May 21, 2021

       Melisss Cougle
       Chief Financial Officer
       Frank's International N.V.
       Mastenmakersweg
       1786 PB Den Helder
       The Netherlands

                                                        Re: Frank's
International N.V.
                                                            Registration
Statement on Form S-4
                                                            Filed April 26,
2021
                                                            File No. 333-255496

       Dear Ms. Cougle:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers
       Q: What are the material U.S. federal income tax consequences to the Franks shareholders as a result of the Merger?, page 11

   1. We note your disclosure that there should be no material U.S. federal income tax consequences to the
current Frank   s shareholders as a result of the Merger. We also note
                                                        that in rendering its
fairness opinion, Moelis assumed, with your consent, that the transaction will
qualify as a tax free reorganization for federal income purposes and that one of the factors that
the Frank   s Board considered in approving and recommending
                                                        approval of the merger
was that it was intended to qualify for federal income tax purposes as a reorganization
within the meaning of Section 368(a) of the Code. In this regard, we
 Melisss Cougle
FirstName  LastNameMelisss
Frank's International N.V. Cougle
Comapany
May         NameFrank's International N.V.
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         note that Section 5.14(a) merger agreement provides that the parties intend that the merger
         qualifies as a    reorganization    within the meaning of Section
368(a) of the Code. Please
         revise to state clearly whether the transaction will qualify as a reorganization and file an opinion as to the material tax consequences of the merger. Refer to
Item 601(b)(8) of
         Regulation S-K and Section III of Staff Legal Bulletin No. 19.
Summary
Treatment of Expro Warrants, page 20

2. We note your disclosure that immediately prior to the effective time Frank's will execute a replacement warrant agreement and issue a replacement warrant. Please file a form of replacement warrant agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so.
Risk Factors, page 32

3. Please ensure that you have provided all information required by Item 105 of Regulation
         S-K with respect to Expro.
Opinion of Frank's Financial Advisor
Discounted Cash Flow Analysis - Standalone, page 71

4. We note that Moelis selected the terminal value multiple range for Frank's and Expro by reference to the long-term trading multiples of the selected companies described in the filing for the calendar years 2008 through 2014. Please expand your disclosure to discuss the rationale for choosing the calendar years 2008 through 2014 for the long-term trading multiples.
Selected Publicly Traded Companies Analysis - Standalone, page 73

5. Please discuss whether any companies meeting the selection criteria were excluded from the Offshore Focused Products and Manufacturing selected companies in Moelis's
         Selected Publicly Traded Companies Analysis. In addition, please clarify the impact on the analysis, if any, of Moelis's determination that manufacturing companies included in the selected companies were less relevant due to such companies having significantly more onshore and manufacturing focused operations when compared to Frank's and
         Expro.
Discounted Cash Flow Analysis - Pro Forma Combined, page 76

6. Please clarify the equity risk premium and size premium utilized in determining the
         WACC range.
Miscellaneous, page 78

7. Please revise your disclosure to quantify the opinion fee and transaction fee paid or to be paid to Moelis for delivery of its fairness opinion and the specific amount of the fee that is
 Melisss Cougle
Frank's International N.V.
May 21, 2021
Page 3
         contingent upon the consummation of the transaction. In that regard, we note that the fairness opinion states on page B-3 that in addition to its opinion fee, Moelis will receive a fee for acting as financial advisor in connection with the transaction, the principal portion of which is contingent upon the consummation of the transaction. Refer to Item 1015(b)
         of Regulation M-A.
Unaudited Prospective Financial Information, page 79

8. Please describe and quantify, as applicable, the material market growth assumptions, such as oil and gas commodity prices, domestic and international rig and well counts, and global drilling and completion spending that underlie the projected financial information.
Material Dutch Tax Consequences, page 148

9.       We note your discussion of Dutch tax consequences in this section.
Item 601(b)(8) of
         Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing with respect to such tax consequence, or provide your analysis as to why you do not believe such an opinion is required. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Pro Forma Condensed Combined Financial Statements
4. Estimated Preliminary Merger Consideration and the Preliminary Purchase Price Allocation, page 159

10. Based on disclosure in footnote 6(a) on page 163, we note the identifiable tangible and intangible assets acquired and liabilities assumed of Frank's include trademarks, tradename, customer relationships, patented technology and research and development intangible assets, and each of the intangible assets have an estimated useful life of 10 years. Please expand your disclosure to describe the methods and key assumptions used to estimate the fair values of the identified intangible assets and explain how the estimated useful lives were determined.
5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet Pro Forma Adjustments, page 161

11. Please tell us why there are no transaction accounting adjustments for deferred taxes given
FirstName LastNameMelisss Cougle
       the recognition of goodwill and intangible assets upon your preliminary allocation of the
Comapany    NameFrank's
       estimated          International
                  preliminary             N.V.
                               merger consideration  to the identifiable
tangible and intangible
       assets acquired
May 21, 2021 Page 3    and  liabilities assumed of Frank's.
FirstName LastName
 Melisss Cougle
FirstName  LastNameMelisss
Frank's International N.V. Cougle
Comapany
May         NameFrank's International N.V.
     21, 2021
May 21,
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FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Expro
Results of Operations
Year ended December 31, 2020 Compared to year ended December 31, 2019, page 189

12. We note that you provide multiple factors for the increase or decrease of revenue, cost of revenue, general and administrative expenses and other line items of your consolidated statements of operations. Please expand your disclosures to quantify the significant factors that contributed to the period to period changes. To the extent applicable, similar revisions should also be included in your discussion of operating segment results. Refer
         Item 303(b) of Regulation S-K.
Year ended December 31, 2019 compared to the 2018 Periods, page 191

13. We note your presentation of the combined results for the predecessor and successor periods for the year ended December 31, 2018 when discussing the results of operations and cash flows from operating, investing and financing activities in Management's
         Discussion and Analysis. Please note that it is generally inappropriate to combine the financial information for predecessor and successor periods for purposes of MD&A as the financial statements are prepared on a different bases of accounting and are therefore not comparable. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor and successor or explain to us how your presentation complies with Item 303 of Regulation S-K. To the extent you include supplemental comparative discussion of the results for fiscal years 2019 and 2018 prepared on a pro forma basis, it should reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X.
Net Cash Provided by Operating Activities, page 198, page 198

14. Please revise your disclosure to quantify and discuss the underlying reasons for the material changes in your operating cash flows, as depicted in the consolidated statement of cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350. Directors of the Combined Company, page 205

15. Please provide the disclosure required by Item 402 of Regulation S-K for Messrs. Jardon,
         Fanning, Truelove, Arbeter and Schrager. Refer to Item 18(a)(7) of Form S-4.
Security Ownership of Certain Beneficial Owners and Management, page 222

16. Please revise to provide the information required by Item 403 of Regulation S-K with respect to Expro and the combined company. Refer to Item 18(a)(5)(ii) of Form S-4.
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Notes to the Consolidated Financial Statements
5. Segment Information, page F-62, page F-62

17. We note on page F-20 that during 2020 you changed your internal organization and reporting structure to combine your Europe and the Commonwealth of Independent States
         (   ECIS   ) and Sub-Saharan Africa (   SSA) operating segments into
one segment Europe
         and Sub-Sahara Africa (ESSA   ). Please tell us why you did not
restate previously
         reported reportable segment information pursuant to ASC 280-10-50-34. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Myra Moosariparambil, Staff Accountant, at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Michael S. Telle